KRESTON GTA

October 24, 2023

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re: CordovaCann Corp.

We have read the information contained in the Change of Auditor Notice of CordovaCann Corp. dated October 18, 2023 (the "Notice"), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice.

Very truly yours,

Kreston GTA

Kreston GTA LLP
Chartered Professional Accountants
Licensed Public Accountants